OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Dyadic International, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
26745T101
(CUSIP Number)
NOVEMBER 8, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1	NAMES OF REPORTING PERSONS: Abengoa Bioenergy R&D, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	36-4518466

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Missouri

	5	SOLE VOTING POWER:

NUMBER OF		2,136,752

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,136,752

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,136,752

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

ITEM 1(A). NAME OF ISSUER.
     Dyadic International, Inc., (the “Company”).
ITEM 1(B). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES.
140 Intracoastal Pointe Drive, Suite 404
Jupiter, Florida 33477
ITEMS 2(A). NAME OF PERSON FILING.
     This statement is filed on behalf of Abengoa Bioenergy R&D, Inc., a Missouri corporation (the “Reporting Person”), with respect to shares of common stock of the Company beneficially held by the Reporting Person.
ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.
     The address of the principal business office of the Reporting Person is 1400 Elbridge Payne, Suite 212, Chesterfield, MO 63017.
ITEM 2(C). CITIZENSHIP.
     The Reporting Person is incorporated in the State of Missouri.
ITEM 2(D). TITLE OF CLASS OF SECURITIES.
     Common Stock.
ITEM 2(E). CUSIP NUMBER.
     26745T101
ITEM 3.
     If this statement is filed pursuant to Rules 13d-1(b) or 13d- 2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o),

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c),

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c),

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8),

(e)	☐ Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

(f)	☐ Employee benefit plan or endowment fund in accordance with 13d-1 (b)(1)(ii)(F),

(g)	☐ Parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813),

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3),

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
ITEM 4. OWNERSHIP.
     The responses of the Reporting Person with respect to Rows 5, 6, 7, 8, 9 and 11 of the cover page to this Schedule 13G are incorporated herein by reference.
ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
     None.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
     Not Applicable.
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
     Not Applicable.
ITEM 9. NOTICE OF DISSOLUTION OF GROUP.
     Not Applicable.
ITEM 10. CERTIFICATION.
     Not Applicable.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATED: November 17, 2006

ABENGOA BIOENERGY R&D, INC.
/s/ Christopher G. Standlee
Christopher G. Standlee
Secretary